

IMMERSED

Tackling $20T Knowledge Worker Industry: World's #1 XR Work App +  Visor + AI

immersed.com   Austin, TX      Technology   B2B   AR & VR   Minority Founder

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Highlights

1   🤖 Immersed's building Curator, an AI trained for work productivity.

2    Immersed's building a work-focused Visor with a soon-to-be-announced tech giant. More @ Visor.com

3 ✨ Seen on: Time, The New Yorker, Forbes, Fortune, Yahoo Finance, Bloomberg TV, etc.

4 🤯 In total, Immersed's users spent over 1.2 millennia in the app (users work 40-50hrs per week).

5 ⚡Made ~$1.9M in 2023: $204k services, $220k sunsetted subscription revenue, $1.47M deferred revenue

Featured Investors

Mark McClain
Invested $2,000,000 ⓘ

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Syndicate Lead
I'm a 2-time entrepreneur, with a successful exit (sold Waveset to SUN in 2004) and an ongoing successful business (SailPoint, taken private off NYSE for $6.9B in 2022). I've invested in many companies as an angel, through SPVs and in various funds.

"On the personal side, I've known Renji for several years, and have seen him operate in the highs and lows of building this tech startup. Believe me, I've built a couple of scalable businesses from the ground up, and I know it's one of the hardest things anyone can tackle in life. Regardless of what is thrown Renji's way, it's clear that his faith in God keeps him rock solid in the direction he's supposed to go, and he and his team execute their hearts out. On the business side, I've seen many different iterations of AR/VR over the years, and this is the *first time* it has actually resonated with me. I'm not much of a "gamer" but I love Immersed because it is focused on things I actually understand: virtual work + collaboration. Visor is ground-breaking in comparison to the other headsets out there. And, I'm not much of a Marvel expert, but it looks to me like Curator AI could take us one step closer to IronMan's "Jarvis"! If you want to get in on one of the coolest companies playing in the world of spatial computing + AI technology, Immersed is a great investment opportunity. Join us on this great adventure!"

Pat Gelsinger (Intel CEO) 🔗
Invested $250,000 ⓘ

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Intel CEO

"Visor debuted @ Intel's Keynote:
https://www.visor.com/#:~:text=See%20what%20others%20are%20saying"



Other investors include <u>Tim Tebow</u> & 4926 more

Our Team



Renji Bijoy Founder & CEO/CTO

Georgia Tech AI Master's (#3 Computer Science gradschool in the US) in Machine Learning, 800/800 on Math SATs, Techstars portfolio founder (top 0.1%), lead software architect @ GreatBigStory.com (3M daily active users in 2months), 2021's Forbes 30 Under 30

> Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. We want to solve this problem, not because we love remote work, but because we hate it and want to make remote work more like in-person.



Romeo C. Director of AI

4.0 GPA in Georgia Tech's AI Master's Program, Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise Bank $40M in annual spend using AI. Has over 15+ of industry experience in program management, AI engineering, and data analytics.



Joe B VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Josh K Head of Content

10+ years experience in creating product & content strategy. Led the top performing product and UX teams at Synchrony Financial in 2020. Amassed 30M+ views across content created. Directed award winning Amazon film "Dreamin' in a Dream".



Alberto J SVP of Immersed Applications

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Mitu K. Head of QA

Unity-certified programmer with 5+ years of industry experience and software test engineering focus.



Ryan Y. Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and thriving user base.



Caleb T Director of Operations

10 years of HR & building software engineering teams, most recently at Google, Indeed, and as a people manager at Meta. Led one of the top-performing recruiting teams at Facebook from 2019-2020.



Sarah B Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic scholarship), former Auditor from EY (Big 4 accounting firm), 4 years of startup-focused Accounting + Finance experience.



Kennedy K. Technical Recruiter

MBA graduate with 5 years of project management and recruiting experience in

business and technology-focused roles.



Tatsuya Y Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Scott S PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.

Chris H. Director, Art Department

Holds a Masters of Fine Arts in Visual Development paired with 10+ years of engineering and game engineering experience.

Khalid M. Senior Unity Engineer

8+ years of Unity engineering experience in development of massive multiplayer online games, AdTech, and spatial computing.

Amin M. Senior Unity Engineer

Holds a masters of science in artificial intelligence and has nearly ten years in software game development.

Aman O. Senior Unity Engineer

Expert software engineer in Unity development. Most recently was a senior Unity metaverse developer for Tata Consultancy.

Diego M. Software Engineer

Software engineer with 15+ years of experience spanning across teams that focus

on web, infrastructure, and API development.



Jaye M. Senior Unity Engineer

Has served as Head of Development roles prior to joining Immersed where he now uses his expertise for front end development and architecture.



And Others Hardware Development Team

Immersed enhances enterprise productivity through spatial computing software, mixed reality hardware, and artificial intelligence solutions.

For the past 6 years, Immersed has developed spatial computing software that virtualizes the workforce, giving individuals 5 virtual screens in AR/VR, and screensharing capabilities for hybrid remote teams. We are now collaborating with an undisclosed AR/VR tech giant to develop work-specific AR/VR hardware called "Visor". In addition, we're also developing "Curator", an AI assistant designed to greatly enhance worker productivity.



IMMERSED IS A 3-PRONGED COMPANY

ENTERPRISE SOLUTION

Users work full-time 40-50hrs/week in Immersed.

NEXT-GEN HARDWARE

Visor: optimized for the "office work" use case.

ARTIFICIAL INTELLIGENCE

Curator transforms the Enterprise workforce into AI-empowered knowledge experts.



📈 Our power users work 40-50 hours in Immersed every week.



(Immersed's rating on the Meta Quest Store.)

Market Opportunity

Enterprise AI market:

According to Next Move Strategy Consulting, the market for artificial intelligence (AI) is expected to show strong growth in the coming decade. Its value of nearly $100 billion is expected to grow twentyfold by 2030, up to nearly $2 trillion.

Enterprise Collaboration Market:

Market research indicates that the global enterprise collaboration market was valued at $47.2 billion in 2021 and is expected to surpass $85.8 billion by the end of 2026, driven by the need for seamless remote collaboration, enhanced productivity, and improved communication across geographically dispersed teams. Immersed is poised to capture a significant share of this market by offering cutting-edge solutions that enable organizations to unlock the full potential of their workforce.

Corporate Training Market:

The current global corporate training market size is $380.70 billion and with a compound annual growth rate (CAGR) of 4.8%. This is a key market for Immersed solutions that fit well within the context of training new employees and retraining existing employees.

XR Market:

The demand for augmented and virtual reality (XR) is growing, not just in the entertainment landscape but in the enterprise space as well. By 2026 or 2027, experts at Mordor Intelligence in their 2022 study available on mordorintelligence.com predicted that the XR market was growing at a breakneck speed, with a healthy CAGR of 57.91%. The study suggested that a significant portion of the XR market growth would come from the enterprise space, where businesses are now moving more rapidly into the age of digital transformation.

🙏 A world-renowned team from Google, Microsoft, and more.

Immersed is a small but mighty team with some of the top engineers in the world — along with incredible investors and advisors who have supported our mission since day one.

👐 Users love their productivity boost

👏 Users love their productivity boost.

Spatial computing lets you enter a mode of deep work more frequently and for longer periods in a portable, distraction-free virtual workspace.

Spawn multiple virtual screens — no additional hardware required!



Collaborate with your team...



Work in a virtual coffee shop...



or in a virtual conference room...



✌️ Immersed is THE productivity platform to power the future of work.

😎 Why Immersed is building Visor:



(Immersed's new Visor trailer).

Disclaimer: Immersed does not have binding commitments for this funding, and any such commitments, if and when received, would be subject to a successful business combination and

other closing conditions."